FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

Fosters Brewing

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

With Compliments

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder


SEC MAIL PROCESSING
RECEIVED
FEB 03 2005
WASH, D.C. 202 SECTION

To: Company Name/Scheme Southcorp Limited
ACN/ARSN ACN 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited (ACN 007 620 886), Brewing Holdings Pty Ltd (ACN 004 059 394), Brewing Investments Pty Ltd (ACN 004 233 005), Carlton and United Beverages Limited (ACN 004 056 106), FBG Investments Pty Ltd (ACN 004 373 862), Beringer Blass Wine Estates Limited (ACN 004 094 599) and Beringer Blass Wines Pty Ltd (ACN 105 344 965) and their related bodies corporate listed in Annexure A (**Substantial Holders**).

ACN/ARSN (if applicable)

SUPPL

The holder became a substantial holder on 12 / 1 / 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	139,949,024	139,949,024	18.8%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Beringer Blass Wines Pty Ltd (ACN 105 344 965)	Beringer Blass Wines Pty Ltd (BBW), a wholly owned subsidiary of Foster's Group Limited (**Foster's**) has a relevant interest in shares in Southcorp Limited pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline Investments Pty Limited ACN 095 987 367, a copy of which is contained in Annexure B.	139,949,024 ORD
Beringer Blass Wine Estates Limited (ACN 004 094 599)	Beringer Blass Wine Estates Limited owns all of the shares in BBW.	139,949,024 ORD
FBG Investments Pty Ltd (ACN 004 373 862)	FBG Investments Pty Ltd owns all of the shares in Beringer Blass Wine Estates Limited.	139,949,024 ORD
Carlton and United Beverages Limited (ACN 004 056 106)	Carlton and United Beverages Limited owns all of the shares in FBG Investments Pty Ltd.	139,949,024 ORD
Brewing Investments Pty Ltd (ACN 004 233 005)	Brewing Investments Pty Ltd owns all of the shares in Carlton and United Beverages Limited.	139,949,024 ORD
Brewing Holdings Pty Ltd (ACN 004 059 394)	Brewing Holdings Pty Ltd owns all of the shares in Brewing Investments Pty Ltd.	139,949,024 ORD
Foster's Group Limited (ACN 007 620 886)	Foster's owns all of the shares in Brewing Holdings Pty Ltd.	139,949,024 ORD
Related bodies corporate listed in Annexure A	Related bodies corporate of Foster's.	139,949,024 ORD



4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Substantial Holders	Reline Investments Pty Limited	Reline Investments Pty Limited	139,949,024 ORD

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Substantial Holders	12 January 2005	$4.17 per share (see also agreement in Annexure B)		139,949,024 ORD

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	The companies listed in paragraph 3 (including those listed in Annexure A) are all related bodies corporate.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
The companies referred to in paragraph 3 (including those listed in Annexure A)	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity Assistant Company Secretary

sign here R.K. Dudfield date / / 14/1/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of the relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 603, Notice of Initial Substantial Holder

R.K. Dudfield

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Ashwick (Vic.) No. 65 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian Hotel & Gaming Corporation Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Babble Pty. Ltd.
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Derel QGGA Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Limited
EFG Finance Leasing Limited
EFG Holdings (U.S.A.) Inc.
EFG Investments Limited
EFG Securities Limited
EFG Treasury Pty. Limited
ELFIC Limited
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Limited
Lensworth Group Limited
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Totalservice.com.au Pty. Ltd.
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Limited
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H. Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

Zedozoa Pty. Limited

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Annexure B – Share Sale and Purchase Agreement

This is Annexure B of 17 pages (including this page) referred to in Form 603, Notice of Initial Substantial Holder

R.K. Dudfield.

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886



Dated 12 January 2005

Share Sale and Purchase Agreement

Parties

Reline Investments Pty Limited
ACN 095 987 367

Beringer Blass Wines Pty Limited
ACN 105 344 965

Contact

Brian Davidson
Consultant
1 Alfred Street, Circular Quay, Sydney NSW 2000
Telephone: +61 (0)2 9330 8200
Email: brian.davidson@deacons.com.au
Website: www.deacons.com.au

Table of Contents

Share Sale and Purchase Agreement dated 12 January 2005

Parties

Reline Investments Pty Limited ACN 095 987 367
of 18 Herbert Street, Artarmon NSW 2064
(**Vendor**)

Beringer Blass Wines Pty Limited ACN 105 344 965
of 77 Southbank Boulevard, Southbank VIC 3006
(**Purchaser**)

Introduction

A. Vendor is the legal and beneficial owner of the Shares with full power to sell same.

B. Shortly after execution of this Agreement, Purchaser will make a public announcement of its intention to make the Takeover Offer. Purchaser would not make the Announcement without first entering into this Agreement.

C. Vendor has agreed to sell and Purchaser has agreed to purchase the Shares on the terms and conditions of this Agreement.

It is agreed

1. Definitions

In this Agreement:

(1) **Act** means Corporations Act 2001;

(2) **Announcement** means the announcement a draft of which has been given to Vendor by Purchaser, Purchaser and Purchaser's Parent being at liberty to make such changes as it (acting reasonably) deems fit to the draft so long as the substance of the draft is not altered in a material manner;

(3) **Associate** has the meaning given to that term in section 12 of the Act;

(4) **Business Day** means a day on which:

(a) banks are open for general banking business in New South Wales, excluding Saturdays and Sundays; and

(b) Australian Stock Exchange Limited is open for trading in securities;

(5) **Company** means Southcorp Limited ABN 80 007 722 643;

(6) **Completion** means completion of the sale and purchase of the Shares as contemplated by clause 4;

(7) **Encumbrance** means any:

(a) mortgage, lien, charge, pledge, claim or other encumbrance; or

(b) option or other third party right;

(8) **Offer Period** means the period of time from the date of the Announcement until date of the closing or withdrawal of the Takeover Offer;

(9) **Option Price** means an amount equal to the sum of:

(a) the Purchase Price;

(b) the lesser of $1,000,000 and the amount by which the Third Party Offer Price exceeds the Purchase Price; and

(c) if the Third Party Offer Price exceeds the Purchase Price by more than $1,000,000, 50% of the amount by which the Third Party Offer Price exceeds the sum of the Purchase Price and $1,000,000;

(10) **Purchase Price** means the Purchase Price Per Share multiplied by the number of Shares;

(11) **Purchase Price Per Share** means $4.17 per Share;

(12) **Purchaser's Parent** means Foster's Group Limited ABN 49 007 620 886;

(13) **Shares** means 139,949,024 fully paid ordinary shares in the Company;

(14) **Takeover Offer** means the proposed offer by Purchaser under a takeover bid pursuant to Chapter 6 of the Act to acquire all the fully paid ordinary shares in the Company:

(a) at a price per share; and

(b) subject to conditions, a draft summary of which has been given to Vendor by Purchaser,

and includes any variation thereof;

(15) **Takeover Offer Price Per Share** means the price per share offered under the Takeover Offer and includes any variation thereof;

(16) **Third Party Offer** means an offer or proposal made by a third party (not being an Associate of Vendor) to acquire more than 50% of the voting shares of the Company, by way of a takeover bid pursuant to Chapter 6 of the Act, a scheme of arrangement pursuant to Chapter 5 of the Act, or otherwise;

(17) **Third Party Offer Price Per Share** means the highest price or value per share offered under a Third Party Offer as determined in accordance with clause 7.4;

(18) **Third Party Offer Price** means the Third Party Offer Price per Share multiplied by the number of Shares.

2. Sale and purchase

2.1 Vendor as beneficial owner agrees to sell the Shares (including all accretions and rights or benefits directly or indirectly attaching to or arising from the Shares, all dividends and all rights to receive dividends or to receive or subscribe for shares or other securities, declared, paid or issued by the Company or by any subsidiary of the Company during the Offer Period or after the date of this Agreement) to Purchaser and Purchaser agrees to purchase the Shares:

(1) for the Purchase Price; and

(2) free from any Encumbrances;

in accordance with this Agreement.

3. Announcement

3.1 Purchaser or Purchaser's Parent must make the Announcement to Australian Stock Exchange Limited on the next Business Day after execution of this Agreement, provided that if Australian Stock Exchange Limited is requested to effect a trading halt by the Company in respect of its shares and by Purchaser's Parent in respect of its shares, the Announcement is to be made before the cessation of the trading halt referable to Purchaser's Parent.

4. Completion

4.1 Subject to this Agreement not being terminated earlier in accordance with the provisions of clause 7, Completion shall take place at the offices of Deacons, 1 Alfred Street, Sydney or as otherwise agreed by the parties, at 12.00 noon on the day being the earlier of the date which is two Business Days after:

(1) the date on which Purchaser has declared the Takeover Offer to be free of conditions or has notified that all the conditions have been satisfied; or

(2) the end of the Offer Period.

4.2 At Completion:

(1) Vendor must deliver to Purchaser or its duly authorised agent:

(a) executed and completed transfers of the Shares;

(b) particulars of Vendor's Security Holder Reference Number; and

(c) any other document reasonably requested by Purchaser to effect the legal and beneficial transfer of the Shares to Purchaser;

(2) Purchaser will pay to Vendor the Purchase Price by bank cheque drawn by a major Australian trading bank or by direct electronic remittance to the credit of Vendor's bank account

(details of which will be provided by Vendor) as Vendor directs in writing.

5. Warranties

5.1 Warranties by Vendor

Vendor represents and warrants to Purchaser that each of the following statements is now true and correct and will be true and correct at all times until and at Completion:

(1) each of the Shares is fully paid up;

(2) Vendor is the legal and beneficial owner of the Shares with full power to transfer good title to Purchaser;

(3) the Shares are and at Completion will be free from Encumbrances;

(4) Vendor has full power and authority to enter into this Agreement without the consent of any person; and

(5) by entering into and performing its obligations under this Agreement Vendor does not breach any agreement or arrangement with any third party.

5.2 Warranty by Purchaser

Purchaser represents and warrants to Vendor that the entry into this Agreement by Vendor and Purchaser will not contravene the Act.

5.3 Survival

The provisions of this clause 5 remain in full force and effect after Completion.

6. Obligations of Vendor and Purchaser

6.1 Vendor covenants not to dispose of, encumber or otherwise deal with any of the Shares, except:

(1) in accordance with the terms of the Takeover Offer;

(2) if this Agreement is terminated; or

(3) to Purchaser in accordance with this Agreement.

6.2 Vendor agrees that, from the date of this Agreement until the end of the Offer Period, it and each of its Associates, officers and advisers will:

(1) not approach, solicit or encourage inquiries from, or initiate or encourage discussions with, any person (excluding Purchaser and Purchaser's Parent and their Associates, officers and advisers) in relation to a proposal for the acquisition of an interest in any or all of the Shares or a proposal for a takeover bid, scheme of arrangement, capital reconstruction, purchase of main undertaking or other reorganisation of or in relation to the Company;

(2) not make any statements which could be detrimental to the success of the Takeover Offer (including regarding the Takeover Offer Price Per Share); and

(3) only make statements with a positive inclination in respect of the Takeover Offer and the acquisition of the Shares by Purchaser.

6.3 Vendor agrees to promptly (and in any event with 24 hours) notify Purchaser or Purchaser's Parent from the date of this Agreement until the end of the Offer Period of any conversation, contact or proposal of which it or any of its Associates, officers or advisers become aware in relation to a proposal of the kind referred to in 6.2(1). As part of such notification, Vendor must notify Purchaser or Purchaser's Parent of:

(1) the identify of the person with whom the conversation was had or who made the contact or proposal (including any person on whose behalf the conversation, contact or proposal was held or made);

(2) the date of the conversation, contact and/or proposal; and

(3) the commercial nature of the conversation, contact and/or proposal to the extent it is relevant to the subject matter of this Agreement or the Takeover Offer.

6.4 Unless Purchaser is prevented or restrained from dispatching the offers, Purchaser must expeditiously dispatch offers to shareholders of the Company in accordance with the Takeover Offer.

7. Termination

7.1 This Agreement terminates automatically without any further action being required of either party if:

(1) Purchaser or Purchaser's Parent does not make the Announcement to Australian Stock Exchange Limited in accordance with clause 3.1; or

(2) the Takeover Offer has been declared unconditional (or Purchaser has notified that all of the conditions have been satisfied) and Vendor accepts the Takeover Offer in respect of the Shares.

7.2 Vendor may terminate this Agreement by notice in writing to Purchaser if:

(1) Purchaser has not declared the Takeover Offer to be unconditional, or the conditions of the Takeover Offer have not been satisfied;

(2) a Third Party Offer is made during the Offer Period at a Third Party Offer Price Per Share which exceeds the Takeover Offer Price Per Share; and

(3) Purchaser notifies Vendor in writing that Purchaser wishes that the Third Party Offer in respect of the Shares be accepted by Vendor.

7.3 If this Agreement is terminated pursuant to clause 7.2, then:

(1) if the Takeover Offer has not closed or lapsed, Purchaser, subject to obtaining any necessary approvals from the Australian Securities and Investments Commission, must withdraw the unaccepted offers under the Takeover Offer in accordance with the Act. As soon as possible after Purchaser decides to withdraw the unaccepted offers under the Takeover Offer it must expeditiously apply for such approvals and prosecute such application;

(2) within 2 Business Days of the later of either the termination of this Agreement or the closure, lapsing or withdrawal (as the case may be) of the Takeover Offer, upon either party giving the other party notice, Vendor and Purchaser will enter into a Put and Call Option in respect of the Shares at the Option Price, such option to be exercisable by either party on or before 3 Business Days prior to the date of close of the Third Party Offer. The Put and Call Option shall be in or substantially in the form initialled by the parties;

(3) Vendor (who will still be the registered owner of the Shares) will:

(a) accept the Third Party Offer as directed by Purchaser; and

(b) on receipt of the Third Party Offer Price, retain for itself an amount equal to the Option Price, and account to Purchaser for the balance of the Third Party Offer Price, within 2 Business Days thereof or of the value of the Third Party Offer Price Per Share being determined in accordance with clause 7.4, if applicable.

7.4 In the event that the Third Party Offer Price Per Share is a consideration which consists in whole or part other than cash for the purposes of determining the value of the Third Party Offer Price Per Share, the value of such part of the consideration which does not consist of cash shall be agreed between the parties and failing agreement within 5 Business Days, shall be determined by an independent expert agreed by the parties and failing agreement between them, to be appointed by the President for the time being of the Institute of Chartered Accountants (New South Wales Division) or his or her nominee. The independent expert shall act as an expert and not as an arbitrator and its decision as to the value of the consideration shall be binding on the parties. The costs of the independent investment expert shall be borne by the parties equally.

8. Consequences of termination

8.1 On termination of this Agreement, the parties will have no further obligations or liability under this Agreement, except:

(1) as accrued at termination; and

(2) if the termination is pursuant to clause 7.2, the obligations of both Vendor and Purchaser as contemplated in clause 7.3.

9. Voting the Shares

9.1 Whilstever the Shares remain registered in the name of Vendor, Vendor agrees to

(1) vote same at any meeting of members of the Company; and

(2) otherwise exercise all rights relating to the Shares and do all things pertaining to them,

in accordance with the written directions of Purchaser.

10. Assignments

10.1 A party may not assign any of its rights under this Agreement.

11. Waiver

11.1 The failure of a party at any time to require performance of any obligation under this Agreement is not a waiver of that party's right:

(1) to claim damages for breach of that obligation; and

(2) at any other time to require performance of that or any other obligation under this Agreement,

unless written notice to that effect is given to the other party.

11.2 Waiver of any provision of or right under this Agreement:

(1) must be in writing signed by the party entitled to the benefit of that provision or right; and

(2) is effective only to the extent set out in any written waiver.

12. Time of the essence

12.1 Time is of the essence of this Agreement.

13. General provisions

13.1 Costs

Each party must bear its own costs of negotiating, preparing and executing this Agreement.

13.2 Duties

Purchaser must pay all stamp duty and other duties of a similar nature on this Agreement and the transfer of the Shares contemplated by this Agreement.

13.3 Severability

If a provision of this Agreement is or is likely to be declared illegal or unenforceable in any relevant jurisdiction or is declared or is likely to be declared or considered unacceptable by the Takeovers Panel:

(1) the parties will meet and bona fide negotiate a mutually acceptable outcome or solution which reaches a similar economic effect or outcome to the provisions of this Agreement; and

(2) failing the parties concluding such a mutually acceptable outcome or solution, the relevant provision will be severed for the purposes of that jurisdiction or otherwise without affecting the enforceability of the other provisions of this Agreement. The parties' intent is that, consistent with the sale of the Shares to Purchaser, effect is given to as many of the provisions of this Agreement as is possible.

13.4 **Entire agreement**

This Agreement constitutes the entire agreement between the parties as to its subject matter.

13.5 **Governing law and jurisdiction**

(1) This Agreement is governed by the law applicable in New South Wales;

(2) Each party submits to the non-exclusive jurisdiction of the courts of New South Wales.

14. Notices

14.1 A notice or other communication connected with this Agreement (**Notice**) has no legal effect unless it is in writing.

14.2 In addition to any other method of service provided by law, the Notice may be:

(1) sent by prepaid post to the address of the addressee set out in this Agreement or subsequently notified;

(2) sent by facsimile to the facsimile number of the addressee; or

(3) delivered at the address of the addressee set out in this Agreement or subsequently notified.

14.3 If the Notice is sent or delivered in a manner provided by clause 14.2, it must be treated as given to and received by the party to which it is addressed:

(1) if sent by post, on the 2nd Business Day (at the address to which it is posted) after posting;

15. Counterparts

15.1 This Agreement may be executed in any number of counterparts. Each counterpart is an original. It is not necessary on proving this Agreement to produce or account for more than one counterpart.

16. Interpretation

16.1 In this Agreement, unless the contrary intention appears:

(1) headings are for each of reference and do not affect the meaning of this Agreement;

(2) the singular includes the plural and vice versa and words importing a gender include other genders;

(3) a reference to a clause, paragraph, schedule or annexure is a reference to a clause in paragraph of or schedule to annexure to this Agreement and a reference to this Agreement includes any schedules and annexures;

(4) a reference to a statute includes all regulations, consolidations and amendments of it; and

(5) a reference to **A$**, **$A** dollar or **$** is a reference to Australian currency.

Executed as an Agreement

Executed by **Reline Investments Pty Limited** ACN 095 987 367 in accordance with section 127 of the *Corporations Act 2001:*

[signature]	[signature]
Director/~~company secretary~~	Director
P J COSTA	BRIAN H DAVIDSON
Name of director/~~company secretary~~ (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

(2) if sent by facsimile before 5pm on a Business Day at the place of receipt, on the day it is sent and otherwise on the next Business Day at the place of receipt; or

(3) if otherwise delivered before 5pm on a Business Day at the place of delivery, upon delivery, and otherwise on the next Business Day at the place of delivery.

14.4 Despite clause 14.3(2):

(1) a facsimile is not treated as given or received unless at the end of the transmission the sender's facsimile machine issues a report confirming the transmission of the number of pages in the Notice;

(2) a facsimile is not treated as given or received if it is not received in full and in legible form and the addressee notifies the sender of that fact within 3 hours after the transmission ends or by 12 noon on the Business Day on which it would otherwise be treated as given and received, whichever is later.

14.5 A Notice sent or delivered in a manner provided by clause 14.2 must be treated as validly given to and received by the party to which it is addressed even if:

(1) the addressee has been liquidated or deregistered or is absent from the place at which the Notice is delivered or to which it is sent; or

(2) the Notice is returned unclaimed.

14.6 Any Notice by a party may be given and may be signed by its solicitor.

14.7 Any Notice to a party may be given to its solicitor by any of the means listed in clause 14.2 to the solicitor's business address or facsimile number.

14.8 The facsimile addresses for Notices are:

Vendor - 02 9902 2199 – mark attention P Costa

Purchaser - 03 9645 7266 – mark attention Company Secretary

or otherwise as advised by one party to the other in writing.

14.9 All Notices given pursuant to this Agreement must be marked "Confidential and Urgent".

Executed by **Beringer Blass Wines Pty Limited** ACN 105 344 965 in accordance with section 127 of the *Corporations Act 2001*:

R.K. Dudfield	Trevor O'Hoy
~~Director~~/company secretary	Director
ROBERT K. DUDFIELD	TREVOR L O'HOY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2061 Fax 61 3 9633 2062 email trevor.ohoy@fostersgroup.com
ABN 49 007 620 886

Trevor O'Hoy
President & CEO
Foster's Group Limited


FOSTER'S
GROUP
Inspiring Global Enjoyment

12 January 2005

Messrs RI & AG Oatley

Reline Investments Pty Ltd
18 Herbert Street
ARTARMON NSW 2064

Dear Bob and Sandy

Re: Southcorp Limited

In addition to the sale of shares in Southcorp, it is noted that it is agreed that following a successful takeover of Southcorp, Foster's Group Limited will reach agreement with you and your family companies and document the following arrangements:

1. The distribution by a Southcorp subsidiary of wine produced by your family on an arm's length basis.

2. Chardonnay Park is presently leased to a Southcorp subsidiary on an arm's length basis. The property is to be sub-leased to a Family entity on the same arm's length basis after completion of the 2006 vintage (pick).

Please sign a copy of this letter to confirm your agreement to the above.

Yours faithfully,

Trevor O'Hoy

Trevor O'Hoy
President and Chief Executive Officer

Agreed and Confirmed ....

R. I. Oatley **A.G. Oatley**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2005
WASH, D.C. SECTION
202
FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

With Compliments

17 January 2005


FOSTER'S
GROUP

Creating the World's Leading Premium Wine Business and Australia's Leading Multi-Beverage Business



17 JANUARY 2005



















Structure of Presentation


FOSTER'S
GROUP

- Excellent Opportunity
- Transaction Overview
- Outstanding Offer
- Strategic Rationale and Value Delivery
- Financial Impact
- Conclusion

Excellent Opportunity


FOSTER'S
GROUP



Southcorp represents a strategic opportunity for Foster's

- Creates leadership in global premium wine (retail price >US$3)
- Accelerates Multi–Beverage model in Australia
- Highly complementary brand portfolios



Confluence of factors are driving the timing

- Confidence in wine industry dynamics
- Wine Trade performance progressing well
- Consolidation gathering momentum
- Opportunity to purchase Oatley stake



Key financial metrics will be realised

- EPS accretive
- Returns reach WACC in year three
- Strong margins and cash flow
- Investment grade credit rating maintained



A compelling offer for Southcorp shareholders

- Substantial premium to broker valuations, acquisition multiples and comparable company trading multiples
- Stock price reflects significant speculative premium
- Offer price equal to negotiated sale of Oatley's strategic stake


FOSTER'S
GROUP

Transaction Overview

Summary of Takeover Offer

FOSTER'S GROUP



Transaction:	Off–market takeover offer for Southcorp (the "Offer")[1]
Offer Price:	A$4.17 per share
Consideration:	Cash
Status:	(1) Purchased the Oatley family's strategic stake of 18.8% (A$584m) (2) Offer for the balance of Southcorp shares
Total Purchase Price:	Equity Value ~A$3.1 billion Enterprise Value ~A$3.6 billion
Funding:	Surplus cash plus a Share Acquisition & Refinancing Facility to purchase Southcorp and refinance facilities and other maturities
Timetable:	January 2005 — Bidder's Statement filed February 2005 — Bidder's Statement dispatched Offer required to be open at least 1 month

(1) The Offer is subject to the conditions referred to in the press release lodged with the ASX

Purchase of Oatley Family Strategic Stake


FOSTER'S
GROUP

The Transaction

- A$4.17 per share cash
- Foster's has complete control of the shares
- Foster's will acquire the shares in all cases[1]
- Family can accept into an unconditional offer from Foster's

Other Intentions

- After the successful completion of the Offer
  - The family to reinvest part of its proceeds back into Foster's, subject to market conditions
  - Sandy Oatley to be the "Brand Champion" for the Rosemount brand
  - Foster's and the family to enter into a wine distribution agreement, on arms length terms
  - Southcorp and the family to enter a sub–lease with respect to Chardonnay Park, on the same arms length terms as the head–lease

(1) Other than a situation where Foster's decides a higher competing offer should be accepted, in which case the Oatleys will receive the first A$1 million over A$4.17 per share and 50:50 sharing thereafter


FOSTER'S
GROUP

Outstanding Offer to Southcorp's Shareholders

Outstanding Offer for all Southcorp Shareholders


FOSTER'S
GROUP

Our offer of A$4.17 per share represents:


#1
51% premium to the average broker valuation


#2
One of the highest multiples ever offered for a major wine company and in line with the multiple paid for Mondavi by Constellation


#3
48% premium to the average one year forward EV/EBITDA multiple for comparable companies


#4
Significant premium to the share price of Southcorp prior to the recent consolidation wave

<u>Bob Oatley has stated:</u>

"I believe the price received for our stake is very attractive and I intend to invest a significant portion of the share sale proceeds into Foster's after the successful completion of the transaction, and thereby continue to participate in the ongoing success of Foster's and the Australian wine industry."

#1

51% Premium to the Average Broker Valuation


FOSTER'S
GROUP

The Offer price of A$4.17 per share is A$1.41 per share more than the average broker valuation for Southcorp of A$2.76 per share, or a 51% premium

Average Valuation: A$2.76
51%
A$2.08
A$2.18
A$2.20
A$2.21
A$2.39
A$2.71
A$3.44
A$3.65
A$3.98
A$4.17
Deutsche
Morgan Stanley
CSFB
JP Morgan
GSJBW
Citigroup
Macquarie
UBS
ABN AMRO
Offer

	Deutsche	Morgan Stanley	CSFB	JP Morgan	GSJBW	Citigroup	Macquarie	UBS	ABN AMRO	Offer
Valuation	A$2.08	A$2.18	A$2.20	A$2.21	A$2.39	A$2.71	A$3.44	A$3.65	A$3.98	A$4.17
Recommendation(1):	Hold	Sell	Sell	Sell	Sell	Sell	Hold	Hold	Hold	
Date of Recommendation:	28 Oct 04	1 Sep 04	8 Dec 04	1 Dec 04	1 Dec 04	19 Aug 04	2 Dec 04	1 Dec 04	12 Jan 05	

Note: Broker valuations and recommendations taken from most recent reports available prior to announcement of the Oatley stake acquisition
(1) Broker recommendations summarised: "Hold" also includes "Neutral"; "Sell" also includes "Underweight" and "Underperform"

#2 One of the Highest Multiples Ever Offered For a Major Wine Company


FOSTER'S
GROUP

1 Year Forward EV/EBITDA

	Foster's/ Beringer	Allied/ Montana	Southcorp/ Rosemount	Constellation/ BRL Hardy	Constellation/ Mondavi	Foster's/ Southcorp (1)
Implied Southcorp Share Price ($)[1]	A$3.19	A$3.26	A$3.26	A$3.29	A$4.26	A$4.17
Implied Premium at A$4.17	31%	28%	28%	27%	(2)%	-
1 Year Forward EV/EBITDA	12.0x	12.2x	12.2x	12.3x	15.2x	14.9x

Average (ex Foster's/Southcorp): 12.8x
Implied Southcorp Price: A$3.45

Note: Multiples calculated using company filings and announcements and broker reports. Recent wine transactions over US$500million. SGARA impact excluded where disclosed

(1) Implied share price calculated using actual net debt at 30 June 2004 (A$598m) and median broker forecast EBITDA calendarised to December 2005

#3

48% Premium to the Average One Year Forward EV/EBITDA Multiple For Comparable Companies


FOSTER'S
GROUP

1 Year Forward EV/EBITDA

Company	1 Year Forward EV/EBITDA
Baron De Ley	7.3x
Evans & Tate	8.4x
McGuigan Simeon	9.0x
Allied Domecq	10.1x
Lion Nathan	10.6x
Diageo	10.6x
Pernod Ricard	10.9x
Constellation	11.0x
Vincor	11.4x
Foster's (Consensus)	11.6x
Southcorp at A$4.17	14.9x

Average (ex Southcorp): 10.1x

48%

Note: Multiples calculated using company filings and announcements and broker reports. SGARA impact excluded where disclosed. Calendarised to December year end. Prices as at 12 January 2005, the day before the announcement of the acquisition of the 18.8% Oatley stake.

#4

Significant Premium to the Share Price Prior to the Recent Consolidation Wave


FOSTER'S
GROUP

Offer Price: A$4.17
Share Price
$4.40
$4.20
$4.00
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
Jul-2004
Aug-2004
Sep-2004
Oct-2004
Nov-2004
Dec-2004
Jan-2005
33% premium to A$3.13, being the volume weighted average price of Southcorp shares in the month to 20 August 2004 (the day Mondavi announced its recapitalisation plans)
25% premium to A$3.33, being the volume weighted average price of Southcorp shares in the month to 19 October 2004 (the day Constellation announced its plan to bid for Mondavi)
3-Nov-2004 Constellation increased offer for Mondavi and received Board recommendation
23-Dec-2004 Takeover speculation regarding Southcorp escalated
20-Aug-2004 Mondavi announced recapitalisation plan
14-Sep-2004 Mondavi announced plan to divest its luxury wine assets
19-Oct-2004 Constellation announced plan to bid for Mondavi
1-Nov-2004 Constellation increased bid for Chalone
19-Dec-2004 Diageo bid for Chalone
22-Dec-2004 Constellation closed acquisition of Mondavi

Source: Share prices from IRESS. Announcement dates based on company filings.


FOSTER'S
GROUP

Strategic Rationale and Value Delivery

Delivers On Our Strategy


FOSTER'S
GROUP



Global Premium Wine Leadership

- Creates the world's leading premium wine business
- Secures exceptional portfolio of complementary brands
- Delivers leadership position in key New World markets and key growth segments



Australia's Leading Multi–Beverage Business

- Delivers dual category leadership and balance
- Enhances customer and consumer connectivity

Creates the World's Leading Premium Wine Business


FOSTER'S
GROUP

Global Premium Wine Revenue Estimates (US$billions)[1]

US$ Billions
2.5
2.0
1.5
1.0
0.5
0.0
2.0
1.4
1.2
1.0
0.8
0.7
0.6
0.5
0.4
0.4
Foster's and Southcorp
Constellation
Foster's
Gallo
Southcorp
Pernod Ricard
Allied Domecq
Diageo
Vincor
Kendall Jackson

	Foster's and Southcorp	Constellation	Foster's	Gallo	Southcorp	Pernod Ricard	Allied Domecq	Diageo	Vincor	Kendall Jackson
Premium Volumes 9L Cases (m) [2]	36[3]	40	19 [3]	30	17	14	14	11	8	5

(1) Calendar year 2003 still wine sales with average retail price equivalent value of >US$3 per 750ml
(2) 9 Litre equivalent bottled wine (premium only)
(3) Includes Foster's Clubs volumes
Source: Euromonitor, Annual reports, broker reports, Amadeus

Secures Exceptional Portfolio of Complementary Premium Brands


FOSTER'S
GROUP

	Foster's	Southcorp
Global Brands	WOLF BLASS — 3m 9L cases BERINGER — 7m 9L cases	Penfolds — 3m 9L cases LINDEMANS making life more enjoyable — 6m 9L cases ROSEMOUNT ESTATE The Prestige Wine of Australia — 5m 9L cases
Boutique and Specialist	SALTRAM OF BAROSSA CHATEAU ST JEAN Jamiesons Run COONAWARRA YELLOWGLEN Stags' Leap MATUA VALLEY CASTELLO di GABBIANO	Devil's Lair SEPPELT EST 1851 TALOMAS CALIFORNIA Coldstream Hills Leo Buring WYNNS COONAWARRA ESTATE The Estate that made Coonawarra famous

Delivers Leadership Position in Key New World Markets and Growth Segments


FOSTER'S
GROUP

Volume Share by Price Points

Key Price Segments	Foster's		Southcorp		Combined	
	Market Share	Position	Market Share	Position	Market Share	Position
United States						
US$5–7.50	7%	#4	4%	#7	11%	#1
US$7.50–10	10%	#2	4%	#6	14%	#1
US$10–15	10%	#2	2%	#10	12%	#2
UK						
£5+	2%	#3	9%	#1	11%	#1
Australia(1)						
A$5–8	2%	#7	27%	#1	29%	#1
A$8–12	18%	#2	20%	#1	38%	#1
A$12–20	19%	#2	20%	#1	39%	#1

(1) The total combined Foster's and Southcorp market share by volume in Australia would be approximately 22%

Source: AC Nielsen, IWSR, Company Estimates

Note: All data based on sales volumes for 2003 calendar year

Creates Australia's Leading Multi-Beverage Business


FOSTER'S
GROUP

Following the acquisition, Foster's would hold a leading position in Australian wine and beer and have a total liquor leadership position

- A balanced portfolio offering across all channels to market – national accounts, independents, on-premise
- Category leadership positions in wine and beer enhancing our ability to drive category growth
- Applying our domestic and global consumer insight, supplier partnerships and innovation capability across the complete portfolio
- Supported by a strong focus on integrated supply chain efficiencies and leading national customer support network

Australian Liquor Market Share by Value


40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Southcorp
Foster's and Southcorp
Lion Nathan
Diageo
Maxxium
Orlando Wyndham

Source: Broker research, AC Nielsen, MAT October 2004

Maintaining Momentum and Unlocking Value


FOSTER'S
GROUP

1. Maintain momentum

- Wine Trade Operational Review initiatives in place and delivering on expectations
  - Brand investment and revenue growth
  - Innovation capability and new product pipeline
  - Supply realignment and supply chain efficiencies

2. Effective integration

- Expect vast majority of potential synergies to be cost based
- Expect vast majority of potential cost synergies to reside in Australia where Foster's has demonstrated considerable cost reduction and integration capability
- Integration planning team will incorporate top internal talent

3. Maximise potential of Southcorp brands

- Successful brand building methodology evidenced by Wolf Blass success
- Unrivalled distribution platform in Australia

4. Deliver incremental value

- Build upon liquor leadership position in Australia
  - Breadth and depth of combined portfolio
  - Portfolio management options
  - Service improvement

Areas of Potential Synergies


FOSTER'S
GROUP

The post acquisition business review will focus on opportunities which may arise from:

 Integration of Australian production platform

 Efficiency gains in logistics, warehousing and procurement

 Optimisation of sales and marketing functions

 Reduction of overheads

Opportunity to Optimise Combined Production and Supply Chain Footprint


FOSTER'S
GROUP

Combined Foster's and Southcorp Australian Wine Footprint

W Wineries
P Packaging
DC Distribution
Head Office
Wolf Blass
Nuriootpa
Seppeltsfield
BAROSSA VALLEY
ADELAIDE
Magill
Ryecroft
Coonawarra
Jamieson Run
Karadoc
Great Western
Bailey's
Coldstream Hills
MELBOURNE
TGallant
Denman
Rothbury
SYDNEY
Foster's
Southcorp

Excludes:

- Devil's Lair winery in WA
- WA state distribution centre

Source: Southcorp Investor Presentation, 29 November 2004; Company information

Note: Footprints displayed are for stand alone operations (and in the case of Southcorp is that planned post the asset review Southcorp is currently undertaking)


FOSTER'S
GROUP

Financial Impact

Improved Business Balance


FOSTER'S
GROUP

Group Earnings by Geography

FY04 EBITAS (1)
A$796m
A$972m
100%
75%
50%
25%
8%
17%
75%
10%
22%
68%
Foster's
Foster's and Southcorp
Asia Pacific
Americas
UK/Europe

Group Earnings by Product Category

FY04 EBITAS(1)
A$796m
A$972m
100%
75%
50%
25%
34%
66%
46%
54%
Foster's
Foster's and Southcorp
Beer and Other
Wine

(1) Continuing business, excludes one-off, non-recurring items and Lensworth. Foster's and Southcorp combined pro forma for the acquisition

Improved Business Balance – Wine Trade


FOSTER'S
GROUP

Wine Trade Revenue by Geography

FY04 Revenue

	Foster's (A$1,062m)	Foster's and Southcorp (A$2,138m)
Asia Pacific	23%	31%
Americas	69%	52%
UK/Europe	8%	17%

Wine Trade Earnings by Geography

FY04 EBITAS [(1)]

	Foster's (A$230m)	Foster's and Southcorp (A$406m)
Asia Pacific	32%	33%
Americas	60%	54%
UK/Europe	8%	13%

(1) Continuing business, excludes one-off and non-recurring items. Foster's and Southcorp combined pro forma for the acquisition

Key Financial Metrics


FOSTER'S
GROUP

EPS Impact – Accretive

	Year 1 (FY2006)	Year 2+ (FY2007+)
Debt pay-down scenario:	Neutral	Accretive
Share buy-back scenario:	Mildly dilutive	Accretive

ROCE – Achieves WACC in Year 3

Group ROCE:	Premium to WACC throughout
Wine Trade ROCE:	Achieves WACC by year 3
Acquisition ROCE:	Achieves WACC by year 3

Key Financial Metrics (Cont'd)


FOSTER'S
GROUP



Cash Flow – Highly Cash Generative

Group Normalised OCFPIT[1]/EBITDAS:	Exceeds 90% from year 1
Wine Trade Normalised OCFPIT[1]/EBITDAS:	Exceeds 80% by year 2

Margins – Continuation of Strong Margins

Group EBITAS margin:	Exceeds 20% throughout
Wine Trade EBITAS margin:	Reaches 25% by year 2

(1) Operating Cash Flow Pre Interest and Tax

Key Financial Metrics (Cont'd)


FOSTER'S
GROUP

Credit Metrics – Retention of Investment Grade Credit Ratings

FFO / Net Debt:	Mid 30s by year 3
RCF / Net Debt:	Exceeds 20% by year 3
Net Debt:	Under A$3.0 billion by year 4
Gearing:	50% by year 3

Moody's Rating Assessment Services:

- Credit rating will be Baa2 with a stable outlook (down one notch from Baa1)
- Short term rating of Prime-2 unchanged

We have reiterated to the ratings agencies our commitment to return to pre-acquisition ratings metrics within three years

Financing

FOSTER'S GROUP



Surplus cash plus a Share Acquisition & Refinancing Facility will be used to purchase Southcorp and refinance existing facilities

- Refinancing will include both bank debt and bond issues

Pro Forma Capitalisation Post Acquisition and Refinancing

	A$bn
Cash	0.4
Bank Loans	0.8
Australian Notes	0.9
US Bonds	3.3
Total Debt	5.0
Net Debt	4.6
Shareholders' Equity	5.1
Total Capitalisation	10.1


FOSTER'S
GROUP

Conclusion

Conclusion


FOSTER'S
GROUP



Southcorp represents a strategic opportunity for Foster's

- Creates leadership in global premium wine (retail price >US$3)
- Accelerates Multi–Beverage model in Australia
- Highly complementary brand portfolios



Confluence of factors are driving the timing

- Confidence in wine industry dynamics
- Wine Trade performance progressing well
- Consolidation gathering momentum
- Opportunity to purchase Oatley stake



Key financial metrics will be realised

- EPS accretive
- Returns reach WACC in year three
- Strong margins and cash flow
- Investment grade credit rating maintained



A compelling offer for Southcorp shareholders

- Substantial premium to broker valuations, acquisition multiples and comparable company trading multiples
- Stock price reflects significant speculative premium
- Offer price equal to negotiated sale of Oatley's strategic stake

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2005
WASH, D.C. 202 SECTION
FOSTER'S
GROUP
Inspiring Global Enjoyment

17 January 2005

Foster's Announces Takeover Offer for Southcorp of A$4.17 Cash Per Share

On 13 January 2005, Foster's Group Limited ("Foster's" or "the Group") announced the purchase of an 18.8% interest in Southcorp Limited ("Southcorp") from Southcorp's largest shareholder, Reline Investments Pty Ltd ("Reline"), the Oatley family's investment vehicle, for A$4.17 per share in cash, valuing the stake at A$584 million. Further details of the purchase are set out in the Substantial Holder Notice lodged on 14 January 2005. At the time of the announcement of the purchase both Foster's and Southcorp sought from the ASX and were granted a trading halt pending an announcement.

During the course of 14 to 17 January 2005, various discussions were held between representatives of Foster's and Southcorp. The purpose of those discussions was to enable the Foster's representatives to present the details of its proposal to the Southcorp Board and to seek Board support for the proposed takeover bid. These discussions proceeded amicably but no agreement was reached.

Foster's today announced that it intends to launch a conditional off-market takeover offer ("Offer") for the shares in Southcorp that it does not already own at a price of A$4.17 per share in cash. The sale price agreed with the Oatley family is extended to all Southcorp shareholders and values 100% of the shares in Southcorp at A$3.1 billion.

The Combination of Foster's and Southcorp is Strategically and Financially Compelling

The Offer:

- Is a unique opportunity to create a pre-eminent global wine company, with an unrivalled collection of premium wine brands furthering Foster's global wine leadership strategy;
- Positions the combined company as the owner of "Brand Australia" in the beverage category, with a portfolio of leading beer and wine brands complemented by a range of RTDs, spirits, cider and non-alcohol brands that together provide a total beverage offering to customers and consumers;
- Represents an outstanding price for all Southcorp shareholders, which is evidenced by the sale of the Oatley family's strategic stake at the same price;
- Is financially attractive for Foster's shareholders on all key acquisition metrics;
- Will also benefit employees, customers and consumers of both companies by providing a stronger and more competitive business model with enhanced global growth prospects; and
- Retains Australian ownership and control of Southcorp's icon wine brands in the hands of the logical acquirer, and protects and strengthens Australia's position in the global wine industry.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

An Outstanding Offer for Southcorp Shareholders

The Directors of Foster's consider this to be an outstanding Offer for Southcorp shareholders as it represents:

- A 51% premium to the average of Southcorp broker valuations of A$2.76 per share;
- At 14.9 times, one of the highest one year forward EV/EBITDA multiples ever paid for a major listed wine company;
- A 48% premium to the average one year forward EV/EBITDA multiple for comparable companies;
- A significant premium to the share price prior to the recent consolidation wave which reignited speculation about a takeover of Southcorp; and
- The same price as that accepted by Southcorp's strategic shareholder, the Oatley family.

Mr Frank Swan, Chairman of Foster's, commented:

"The acquisition of Southcorp is an excellent strategic fit. It will enhance Foster's long-term global growth prospects and deliver significant benefits to shareholders of both companies.

"Our Offer reflects a premium valuation of the business, as recognised by the Oatley family through its decision to divest its strategic stake to Foster's at the price to be offered to all Southcorp shareholders."

Mr Bob Oatley, founder of Rosemount Estate, said:

"The combination of Foster's and Southcorp will write a new chapter of wine history and create a leading global wine company that is Australian owned, managed and based, and I am proud to be associated with its creation.

"I believe the price received for our stake is very attractive and I intend to invest a significant portion of the share sale proceeds into Foster's after the successful completion of the transaction, and thereby continue to participate in the ongoing success of Foster's and the Australian wine industry."

"Foster's is a logical partner for Southcorp with the resources, experience and track record to be able to maintain and further enhance Southcorp's distinctive wine quality and brand heritage," said Sandy Oatley, Bob's son and co-founder of Rosemount Estate.

"I am personally committed to working in partnership with Foster's to grow and develop the Rosemount brand," he said.

Southcorp Represents an Excellent Strategic Fit for Foster's

Foster's President and Chief Executive Officer, Mr Trevor O'Hoy said:

"The combination of Foster's and Southcorp will transform the global wine industry and significantly enhance Australia's competitive position on the global stage.

"It will create an enhanced platform for growth and deliver long-term benefits to shareholders, *employees, customers and consumers of the combined company.*

"The breadth and quality of our two highly complementary wine portfolios - including brands such as Penfolds, Wolf Blass, Rosemount and Beringer - will position Foster's at the forefront of the global premium wine industry. Foster's will become the leading provider of premium Australian wine to customers and consumers in Australia, the US and the UK, with sales of over A$2.6 billion equating to around 39 million cases of wine annually.

"We have welcomed the positive response of the industry since the announcement of the purchase of our initial stake and we are committed to working with growers, customers and other stakeholders during this process.

"Our decision to proceed with this transaction has been made in the context of increasingly favourable industry trends, and greater confidence in the outlook for the North American wine market and New World wine markets generally.

"In addition, it reflects very solid progress against the initiatives outlined as part of the Wine Trade Review in June 2004. Revenue growth and supply chain initiatives are on track, and we remain confident of our ability to achieve the earnings guidance communicated to the investment community in August 2004.

"We are confident that the proven track record of management teams in our Australian wine and beer businesses will enable us to integrate the two organisations, capture synergy benefits and retain the best elements of the two companies, while maintaining the momentum of our existing businesses. In doing so, we will adopt a measured, inclusive and partnership approach to integrating both organisations."

The Acquisition Will Deliver Significant Value

- The acquisition will provide greater scale in key geographies and price segments for wine particularly in the US, the UK and Australia.
- It will result in a more diversified and balanced earnings stream for the Group, with the Group's earnings more evenly distributed between Foster's Australian multi-beverage business, Carlton & United Beverages and its global wine business, Beringer Blass Wine Estates.
- Synergy benefits are expected to result from reducing cost structures and maximising revenue benefits. In combining its activities with those of Southcorp, Foster's is well placed to achieve synergy benefits given that the majority of the cost benefits are likely to be generated in Australia, where Beringer Blass Wine Estates has a proven track record in optimising production arrangements, capturing cost reductions and in turn enhancing the capital efficiency of its business.
- The acquisition is expected to be earnings per share accretive in year two and thereafter against scenarios based on either of the two alternative uses of surplus cash (that is, debt paydown or a share buyback program that would have included an off-market transaction in FY2005). In year one, the transaction is earnings per share neutral against a debt paydown alternative and mildly dilutive against the share buyback alternative.
- The acquisition is not expected to dilute Wine Trade cash flow generation capabilities.
- The acquisition is expected to generate double digit returns by year three.

- The Group is committed to retaining investment grade credit ratings. Moody's Rating Assessment Services has indicated that Foster's credit rating will be Baa2 with a stable outlook, down one notch from Baa1, with its short term rating of Foster's of Prime-2 unchanged. Foster's has reiterated to Standard & Poor's and Moody's its commitment to return to pre acquisition credit metrics within three years.

More detailed information about the financial impact of the transaction will be contained in presentations to the investment market and media on the Group's website www.fostersgroup.com.

Information About Southcorp

Southcorp is a major Australian wine producer with a strong international presence. Southcorp sells approximately 20 million cases of wine per annum generating net sales revenue of approximately A$1.1 billion in the Americas, Australia and the UK. The company produces the great majority of its wines in Australia and owns viticulture assets of over 8,000 hectares (20,000 acres) in some of Australia's finest wine producing regions. Southcorp owns around 25 key brands in total, with leading brand rankings in Australia, and strong rankings internationally. Its four core premium brands are Penfolds, Rosemount Estate, Lindemans and Wynns Coonawarra Estate. In aggregate these core brands account for around 80% of Southcorp's total sales revenue and around 65% of total sales volume. Southcorp employs around 2,500 people.

Information About Foster's

Foster's is an Australian based, international multi-beverage company with a total portfolio of beer, wine, spirits, cider and non-alcohol beverages.

Its main businesses are its Australian multi-beverages company, Carlton and United Beverages (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcohol beverages), Beringer Blass Wine Estates (producing, marketing and selling premium wine internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services businesses) and Foster's Brewing International (responsible for the development of the Foster's Lager brand globally).

Foster's produces, markets and sells 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. For the 12 months to 30 June 2004, sales of multi-beverage products in Australia generated revenue of almost A$2 billion, while sales of Foster's Lager in 155 countries internationally amounted to revenue of around A$255 million. Following the sale of all vineyards identified for divestment under the Group's June 2004 Wine Trade Review, Foster's will control approximately 7,800 hectares (19,500 acres) of vineyard plantings in Australia, New Zealand, California and Europe.

Foster's produces and markets Australia's famous beer, Foster's Lager, and premium wines such as Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stags' Leap Winery, Chateau St. Jean, Meridian and Castello di Gabbiano. Foster's brews, markets and distributes Australia's leading beers including Victoria Bitter, Crown Lager, Carlton Draught and Cascade Premium Lager, and markets and distributes leading imported brands including Corona and Stella Artois. Foster's employs around 8,500 people.

Conditions of the Takeover Offer

The Offer is subject to the conditions referred to in Annexure A.

For further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: +61 409 150 771

Investment Market
Robert Porter
Tel: +61 3 9633 2560
Mob: +61 407 391 829

Annexure A

Foster's offer for Southcorp Limited

Offer conditions

Foster's Group Limited's (**Foster's**) offer under a takeover bid for all of the shares in Southcorp Limited (**Southcorp**) (through Beringer Blass Wines Pty Ltd (**Bidder**), a wholly owned subsidiary of Foster's) will be subject to the conditions substantially the same as those described below:

90% Condition

(a) (**90% Condition**) during, or at the end of, the Offer Period, Bidder and its associates have a Relevant Interest in at least 90% (by number) of Southcorp Shares;

Regulatory approval conditions

(b) (**ACCC**) either:

(i) at the end of the Offer Period, the ACCC has not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder has received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder has been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal under Part VII of the TPA and there has been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination;

(c) (**Hart–Scott-Rodino (USA)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) and the regulations thereunder have expired or been terminated in respect of the Offers without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Southcorp Shares by Bidder;

(d) (**Competition Act (Canada)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under section 123 of the *Competition Act* have expired in respect of the Offers without the Commissioner of Competition having made or threatened to make any application under sections 92, 100 or 104 of the *Competition Act* and without having otherwise made or issued any communication which might make it inadvisable for Bidder to proceed with the acquisition of Southcorp Shares;

(e) (**Investment Canada Act**) before the end of the Offer Period, all applicable approvals or deemed approvals if any required by the *Investment Canada Act* (Canada) have been received;

(f) (**European Commission Approval**) before the end of the Offer Period, the European Commission has made a declaration that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*;

(g) (**other regulatory approvals**) before the end of the Offer Period, all Approvals required by law or by any Public Authority:

   (i) as are necessary to permit the Offers to be lawfully made to and accepted by Southcorp Shareholders;

   (ii) which are required as a result of the Offers or the acquisition of Southcorp Shares and which are necessary for the continued operation of the Southcorp business; or

   (iii) as are necessary to permit the completion of any transaction contemplated by the Bidder's Statement (including implementation of Foster's intentions in respect of Southcorp expressed in the Bidder's Statement),

   (including all Approvals required in respect of liquor licensing or liquor control in each State and Territory of Australia and elsewhere) are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;

(h) (**absence of regulatory actions**) between 12 January 2005 and the end of the Offer Period:

   (i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

   (ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

   (iii) no application is made to any Public Authority (other than by Bidder or its associates),

   which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could reasonably be expected to restrain, prohibit or otherwise materially adversely impact upon) the making of the Offers or the completion of any transaction contemplated by the Bidder's Statement (including implementation of Foster's intentions in respect of Southcorp expressed in the Bidder's Statement) or seeks to require (or could reasonably be expected to require) the divesture by Bidder of any Southcorp Shares, or the divestiture of any assets of the Southcorp Group or of the Foster's Group;

Adverse change conditions

(i) (**no material adverse change**) before the end of the Offer Period, there not having occurred, been announced or become known to Bidder (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or

change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance, profitability or prospects of the Southcorp Group since 12 January 2005, including as a result of the making of the Offers or the acquisition of Southcorp Shares under the Offers;

(j) **(no major acquisitions, disposals or commitments)** between 12 January 2005 and the end of the Offer Period, neither Southcorp nor any of its subsidiaries:

(i) purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, in aggregate, exceeds $50 million; or

(ii) enters any other commitment, or comes under an obligation to enter any other commitment, which would require expenditure by Southcorp or a subsidiary of Southcorp of an amount which, in aggregate, exceeds $50 million,

other than of an operational nature and in the ordinary course of trading or as publicly announced by Southcorp before 12 January 2005;

(k) **(rights under agreements and instruments)** between 12 January 2005 and the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Southcorp or any subsidiary of Southcorp is a party, or by or to which Southcorp or any subsidiary of Southcorp or any of its assets may be bound or be subject, which results, or could result, to an extent which is material to the Southcorp Group (being any agreement or instrument with a value of at least $50 million or with a term of longer than 2 years), in:

(i) any monies borrowed by Southcorp or any subsidiary of Southcorp being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii) the interest of Southcorp or any subsidiary of Southcorp in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Southcorp or any subsidiary of Southcorp with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Southcorp Shares by Bidder;

(l) (**dividends**) between 12 January 2005 and the end of the Offer Period, Southcorp does not declare or pay any dividend, bonus or other distributions by Southcorp to Southcorp Shareholders;

(m) (**write-down or profit downgrade**) between 12 January 2005 and the end of the Offer Period, Southcorp does not:

(i) write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report);

(ii) release to ASX a statement to the effect that Southcorp or its subsidiaries intend to write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report); or

(iii) release to ASX an earnings profit warning, whether or not as contemplated by ASX Guidance Note 8;

(n) (**ASX 200 Index**) between the Announcement Date and the end of the Offer Period, the ASX 200 Index published by ASX does not close at a level that is at or below 3600 points);

(o) (**no prescribed occurrences**) between 12 January 2005 and the end of the Offer Period, no Prescribed Occurrence occurs;

Other conditions

(p) (**Southcorp Options**) before the end of the Offer Period, all Southcorp Options have been exercised or cancelled or are the subject of cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder; and

(q) (**availability of Facility**) during and at the end of the Offer Period:

(i) each of the Pre-Conditions to Availability of the Facility is and remains satisfied or is waived by the lenders under the Facility; and

(ii) there is no Event of Default, or potential Event of Default, under the Facility which has not been forgiven by the lenders under the Facility,

(see attached).

Best endeavours in relation to conditions

Foster's and its subsidiaries (including Bidder) will each:

(a) use their best endeavours to procure that each of the conditions is satisfied; and

(b) not do or omit to do anything which may cause a breach of any such condition.

Without limiting the above, Foster's and Bidder will each:

(c) use their best endeavours to ensure that each of the Pre-Conditions to Availability of the Facility is and remains satisfied; and

(d) not do or omit to do any thing which may trigger an Event of Default under the Facility.

Definitions

ACCC	the Australian Competition and Consumer Commission.
Announcement Date	17 January 2005, being the date on which Foster's announced details of the Takeover Bid to ASX.
Approval	a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.
ASIC	the Australian Securities and Investments Commission.
Bidder	Beringer Blass Wines Pty Ltd ACN 105 344 965.
Bidder's Statement	the statement of Bidder under Part 6.5 Division 2 of the *Corporations Act* relating to the Offers.
Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Melbourne.
Corporations Act	the *Corporations Act 2001* (Cth).
Events of Default	those events of defaults under the Facility (see attached).
Facility	the share acquisition and refinancing facility to be entered into by Foster's or a Related Body Corporate of Foster's to fund (among other things) part of the consideration under the Offer (see attached).
Foster's	Foster's Group Limited ABN 49 007 620 886.
Foster's Group	Foster's and its Related Bodies Corporate.
Offer	the offer for Southcorp Shares contained in the Bidder's Statement and **Offers** means the several like offers for Southcorp Shares sent or to be sent to other Southcorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).
Offer Period	the period commencing on **[**]** 2005 and (unless the Offer is withdrawn) ending at 7pm (Melbourne time) on **[**]** 2005, or such later date to which the Offer has been extended.
Pre-Conditions to Availability	those pre-conditions to an initial drawing under the Facility (see attached).
Prescribed Occurrence	any of the following events: (a) Southcorp converts all or any of its shares into a larger or smaller number of shares; (b) Southcorp or a subsidiary of Southcorp resolves to reduce its share capital in any way; (c) Southcorp or a subsidiary of Southcorp: (i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the *Corporations Act*;

(iii) Southcorp or a subsidiary of Southcorp issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(iv) Southcorp or a subsidiary of Southcorp issues, or agrees to issue, convertible notes;

(v) Southcorp or a subsidiary of Southcorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vi) Southcorp or a subsidiary or Southcorp charges or agrees to charge, the whole, or a substantial part, of its business or property;

(vii) Southcorp or a subsidiary of Southcorp resolves to be wound up;

(viii) a liquidator or provisional liquidator of Southcorp or a subsidiary of Southcorp is appointed;

(ix) a court makes an order for the winding up of Southcorp or a subsidiary of Southcorp;

(x) an administrator of Southcorp, or of a subsidiary of Southcorp, is appointed under section 436A, 436B or 436C of the *Corporations Act*;

(xi) Southcorp or a subsidiary of Southcorp executes a deed of company arrangement; or

(xii) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Southcorp or of a subsidiary of Southcorp.

Public Authority any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues, any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the *Corporations Act* who applies to the Court for an order under section 657G(1) of the *Corporations Act*;

(d) any person mentioned in section 659B(1) of the *Corporations Act* who commences court proceedings in relation to a takeover bid or a proposed takeover bid;

(e) a court or a Court that makes an order in response to an application under section 657G(1) of the *Corporations Act* or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined, have the meaning conferred on them by the *Corporations Act*).

Related Body Corporate	has the meaning given to that term in the *Corporations Act*.
Relevant Interest	has the meaning given to that term in the *Corporations Act*.
Southcorp	Southcorp Limited ABN 80 007 722 643.
Southcorp Group	Southcorp and its Related Bodies Corporate.
Southcorp Optionholder	a holder of Southcorp Options.
Southcorp Options	unquoted options to subscribe for Southcorp Shares.
Southcorp Shareholder	a holder of Southcorp Shares.
Southcorp Shares	fully paid ordinary shares in the capital of Southcorp.
Takeover Bid	the off-market bid in accordance with Part 6.5 of the *Corporations Act* under which Bidder offers to acquire all Southcorp Shares.
2004 Annual Report	the statements of financial performance, financial position and cash flows for Southcorp and the Southcorp Group for the year to and as at 30 June 2004 and the related reports and declarations.

Unless expressed to the contrary, if a word or phrase is defined in the *Corporations Act*, it bears the same meaning.

Attachment to Annexure A

Share Acquisition and Refinancing Facility

Summary of conditions of financing

The financing to support the offer is conditional on the following:

a) Approval of any changes to the bid structure which would result in the aggregate payments to be made by the Offer exceeding the available funding;

b) That Foster's will hold at least 50.1% of the shares in Southcorp on completion of the bid;

c) All necessary regulatory consents and approvals have been obtained;

d) Satisfaction or waiver of all bid conditions (waiver of condition (i) that there is no material adverse change with respect to the Southcorp Group after the Announcement Date requires the consent of the lenders under the Facility, such consent not to be unreasonably withheld);

e) The ASX 200 Index has not closed at a level below 3600 points during the period from announcement of the bid to the earlier of close of the offer or financial close;

f) That Foster's senior unsecured debt is rated at least BBB- (Standard & Poor's) and Baa3 (Moody's) at the date of initial drawdown; and

g) Other usual non-material conditions generally required by facilities of this type which are consistent with the FGL Group Financing Trust.

No reliance

Foster's will not rely on any failure of the financing conditions to be satisfied as a basis to not proceed with the bid to the extent that satisfaction of those conditions is within Foster's control.

Summary of events of default

There are a number of events of default specified in relation to the financing. Those events of default either arise under or are consistent with the FGL Group Financing Trust including:

a) Failure to pay monies when due;

b) Failure to comply with relevant financial undertakings, unless waived;

c) Failure to remedy defaults (being capable of remedy) within 21 days of notice of failure to comply;

d) Cross default of A$100 million or more; and

e) Material adverse change in the condition of the business, assets or financial condition of relevant group companies which has or is likely to have a relevant material adverse effect.

There are also a number of other customary events of default.

Summary of Prepayment Events

The Facility is subject to the following prepayment events;

a) any misrepresentation, breach of warranty or breach of undertaking specific to the Facility Agreement not being remedied within 21 days; and

b) if Standard and Poor's issue a post acquisition rating for Foster's senior unsecured debt of less than BBB-, that rating is not restored to BBB- or above within 60 days.